SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______ to ________

Commission File Number 1-8097

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ensco Multinational Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ensco plc 6 Chesterfield Gardens London, England W1J 5BQ

ENSCO MULTINATIONAL SAVINGS PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
Ensco Multinational Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Ensco Multinational Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2014. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for each of the years in the three-year period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of Schedule I - Investments as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

Houston, Texas
March 26, 2015

ENSCO MULTINATIONAL SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014

	Total	Ensco plc Class A Ordinary Shares	Invesco AIM US Dollar Liquidity Portfolio	Janus Flexible Income	Templeton Global Bond Fund	Vanguard US 500 Stock Index	MFS Meridian Global Total Return Fund	MFS Meridian Global Equity Fund	Pioneer Funds- North American Basic Value	Old Mutual Total Return USD Bond Fund	Other Mutual Funds	Cash
ASSETS:
Investments at fair value:
Other investments (cost $46,340,498)	$46,688,175	$—	$16,979,357	$3,548,541	$3,872,517	$9,003,010	$2,784,482	$—	$—	$—	$10,500,268	$—
Ensco plc Class A ordinary shares (cost $5,843,040)	3,346,403	3,346,403	—	—	—	—	—	—	—	—	—	—
Total investments	50,034,578	3,346,403	16,979,357	3,548,541	3,872,517	9,003,010	2,784,482	—	—	—	10,500,268	—
Cash	1,250,045	—	—	—	—	—	—	—	—	—	—	1,250,045
Receivables:
Employee contributions	768,783	91,886	208,490	55,442	58,521	137,582	42,651	—	—	—	174,211	—
Employer contributions	6,689,994	620,671	2,845,441	349,006	405,830	919,106	252,497	—			1,229,563	67,880
Total receivables	7,458,777	712,557	3,053,931	404,448	464,351	1,056,688	295,148	—	—	—	1,403,774	67,880
Total assets	58,743,400	4,058,960	20,033,288	3,952,989	4,336,868	10,059,698	3,079,630	—	—	—	11,904,042	1,317,925
NET ASSETS AVAILABLE FOR BENEFITS	$58,743,400	$4,058,960	$20,033,288	$3,952,989	$4,336,868	$10,059,698	$3,079,630	$—	$—	$—	$11,904,042	$1,317,925
The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013

	Total	Ensco plc Class A Ordinary Shares	Invesco AIM US Dollar Liquidity Portfolio	MFS Meridian Global Equity Fund	Pioneer Funds- North American Basic Value	Templeton Global Bond Fund	Old Mutual Total Return USD Bond Fund	MFS Meridian Global Total Return Fund	Other Mutual Funds	Cash
ASSETS:
Investments at fair value:
Other investments (cost $27,103,481)	$29,389,167	$—	$11,124,394	$4,313,457	$2,530,833	$2,515,616	$2,282,981	$1,915,309	$4,706,577	$—
Ensco plc Class A ordinary shares (cost $4,228,512)	4,400,973	4,400,973	—	—	—	—	—	—	—	—
Total investments	33,790,140	4,400,973	11,124,394	4,313,457	2,530,833	2,515,616	2,282,981	1,915,309	4,706,577	—
Cash	841,672	—	—	—	—	—	—	—	—	841,672
Receivables:
Employee contributions	686,771	89,683	207,493	83,631	48,770	46,528	51,408	34,784	124,356	118
Employer contributions	11,790,611	1,174,536	5,671,998	1,015,151	614,577	547,621	641,996	432,873	1,623,080	68,779
Total receivables	12,477,382	1,264,219	5,879,491	1,098,782	663,347	594,149	693,404	467,657	1,747,436	68,897
Total assets	47,109,194	5,665,192	17,003,885	5,412,239	3,194,180	3,109,765	2,976,385	2,382,966	6,454,013	910,569
LIABILITIES:
Payables	(65,784)	—	—	—	—	—	—	—	—	(65,784)
Total liabilities	(65,784)	—	—	—	—	—	—	—	—	(65,784)
NET ASSETS AVAILABLE FOR BENEFITS	$47,043,410	$5,665,192	$17,003,885	$5,412,239	$3,194,180	$3,109,765	$2,976,385	$2,382,966	$6,454,013	$844,785
The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS
YEAR ENDED DECEMBER 31, 2014

	Total	Ensco plc Class A Ordinary Shares	Invesco AIM US Dollar Liquidity Portfolio	Janus Flexible Income	Templeton Global Bond Fund	Vanguard US 500 Stock Index	MFS Meridian Global Total Return Fund	MFS Meridian Global Equity Fund	Pioneer Funds- North American Basic Value	Old Mutual Total Return USD Bond Fund	Other Mutual Funds	Cash
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment (loss) income:
Interest and dividends	$386,588	$310,531	$3,045	$—	$6,397	$—	$7,943	$17,914	$11,221	$6,166	$22,972	$399
Realized gains (losses)	2,103,600	(206,086)	—	18	110,067	—	130,179	824,749	769,806	155,067	319,800	—
Unrealized (depreciation)appreciation	(4,667,356)	(2,677,841)	(17,107)	17,559	(79,597)	(48,610)	(85,006)	(950,508)	(474,454)	(60,266)	(291,526)	—
Total investment (loss) income	(2,177,168)	(2,573,396)	(14,062)	17,577	36,867	(48,610)	53,116	(107,845)	306,573	100,967	51,246	399
Contributions:
Participant	9,283,043	1,181,877	2,571,634	55,442	569,536	137,582	480,804	1,062,167	697,735	600,859	1,906,298	19,109
Employer	11,441,959	1,133,374	4,686,106	349,006	660,070	919,106	457,817	494,466	318,798	300,912	1,905,858	216,446
Total contributions	20,725,002	2,315,251	7,257,740	404,448	1,229,606	1,056,688	938,621	1,556,633	1,016,533	901,771	3,812,156	235,555
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	(6,847,554)	(777,721)	(2,628,803)	—	(432,813)	—	(284,434)	(585,527)	(312,952)	(436,491)	(998,769)	(390,044)
Administrative expenses	(290)	—	—	—	—	—	—	—	—	—	—	(290)
Total deductions	(6,847,844)	(777,721)	(2,628,803)	—	(432,813)	—	(284,434)	(585,527)	(312,952)	(436,491)	(998,769)	(390,334)
TRANSFERS, NET	—	(570,366)	(1,585,472)	3,530,964	393,443	9,051,620	(10,639)	(6,275,500)	(4,204,334)	(3,542,632)	2,585,396	627,520
NET INCREASE (DECREASE)	11,699,990	(1,606,232)	3,029,403	3,952,989	1,227,103	10,059,698	696,664	(5,412,239)	(3,194,180)	(2,976,385)	5,450,029	473,140
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	47,043,410	5,665,192	17,003,885	—	3,109,765	—	2,382,966	5,412,239	3,194,180	2,976,385	6,454,013	844,785
End of year	$58,743,400	$4,058,960	$20,033,288	$3,952,989	$4,336,868	$10,059,698	$3,079,630	$—	$—	$—	$11,904,042	$1,317,925
The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS
YEAR ENDED DECEMBER 31, 2013

	Total	Ensco plc Class A Ordinary Shares	Invesco AIM US Dollar Liquidity Portfolio	MFS Meridian Global Equity Fund	Pioneer Funds- North American Basic Value	Templeton Global Bond Fund	Old Mutual Total Return USD Bond Fund	MFS Meridian Global Total Return Fund	Other Mutual Funds	Cash
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest and dividends	$149,358	$147,671	$1,317	$—	$—	$—	$—	$—	$—	$370
Realized gains	414,060	123,800	—	91,203	43,927	44,188	30,955	30,314	49,673	—
Unrealized appreciation (depreciation)	1,331,320	(255,214)	1,084	633,461	375,811	(20,195)	(65,086)	178,999	482,460	—
Total investment income (loss)	1,894,738	16,257	2,401	724,664	419,738	23,993	(34,131)	209,313	532,133	370
Contributions:
Participant	6,949,267	934,296	2,048,096	821,406	478,220	539,081	527,710	329,923	1,268,250	2,285
Employer	17,571,107	1,711,662	8,865,537	1,411,530	855,265	834,355	952,510	601,752	2,268,320	70,176
Total contributions	24,520,374	2,645,958	10,913,633	2,232,936	1,333,485	1,373,436	1,480,220	931,675	3,536,570	72,461
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	(1,972,953)	(233,259)	(948,006)	(76,072)	(35,757)	(107,499)	(169,732)	(32,301)	(256,189)	(114,138)
Administrative expenses	(275)	—	—	—	—	—	—	—	—	(275)
Total deductions	(1,973,228)	(233,259)	(948,006)	(76,072)	(35,757)	(107,499)	(169,732)	(32,301)	(256,189)	(114,413)
TRANSFERS, NET	—	(291,634)	(211,606)	46,567	(60,402)	(93,881)	(15,845)	(24,104)	117,758	533,147
NET INCREASE	24,441,884	2,137,322	9,756,422	2,928,095	1,657,064	1,196,049	1,260,512	1,084,583	3,930,272	491,565
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	22,601,526	3,527,870	7,247,463	2,484,144	1,537,116	1,913,716	1,715,873	1,298,383	2,523,741	353,220
End of year	$47,043,410	$5,665,192	$17,003,885	$5,412,239	$3,194,180	$3,109,765	$2,976,385	$2,382,966	$6,454,013	$844,785
The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS
YEAR ENDED DECEMBER 31, 2012

	Total	Ensco plc Class A Ordinary Shares	Invesco AIM US Dollar Liquidity Portfolio	MFS Meridian Global Equity Fund	Pioneer Funds- North American Basic Value	Templeton Global Bond Fund	Old Mutual Total Return USD Bond Fund	MFS Meridian Global Total Return Fund	Other Mutual Funds	Cash
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$61,036	$59,883	$828	$—	$—	$—	$—	$—	$—	$325
Realized gains	250,888	61,686	—	9,914	57,069	37,558	21,810	28,399	34,452	—
Unrealized appreciation	909,019	460,664	—	199,602	16,952	102,516	60,801	33,433	35,051	—
Total investment income	1,220,943	582,233	828	209,516	74,021	140,074	82,611	61,832	69,503	325
Contributions:
Participant	4,671,171	592,437	1,568,287	512,954	309,453	383,171	344,594	216,747	743,528	—
Employer	8,958,766	1,081,495	3,524,778	876,029	493,305	678,327	597,732	388,713	1,280,702	37,685
Total contributions	13,629,937	1,673,932	5,093,065	1,388,983	802,758	1,061,498	942,326	605,460	2,024,230	37,685
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	(1,736,057)	(366,740)	(737,721)	(148,162)	(124,535)	(110,523)	(57,821)	(74,883)	(92,919)	(22,753)
Administrative expenses	(375)	—	—	—	—	—	—	—	—	(375)
Total deductions	(1,736,432)	(366,740)	(737,721)	(148,162)	(124,535)	(110,523)	(57,821)	(74,883)	(92,919)	(23,128)
TRANSFERS, NET	—	(49,293)	(58,462)	6,294	(4,931)	(33,237)	(26,454)	(260)	1,732	164,611
NET INCREASE	13,114,448	1,840,132	4,297,710	1,456,631	747,313	1,057,812	940,662	592,149	2,002,546	179,493
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	9,487,078	1,687,738	2,949,753	1,027,513	789,803	855,904	775,211	706,234	521,195	173,727
End of year	$22,601,526	$3,527,870	$7,247,463	$2,484,144	$1,537,116	$1,913,716	$1,715,873	$1,298,383	$2,523,741	$353,220
The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. PLAN ORGANIZATION AND DESCRIPTION
The Ensco Multinational Savings Plan (the “Plan”) is a defined contribution plan available to international expatriate employees (“Eligible Employees”) of Ensco plc and subsidiaries (the “Company” or “Ensco”). The Plan was established on January 1, 2009 to provide a retirement benefit for Eligible Employees through Company annual discretionary contributions and matching contributions based on Eligible Employee contributions and to promote and encourage Eligible Employees to provide additional security and income for their retirement through a systematic savings program. Based upon current law and published interpretations, the Company does not believe that the Plan is subject to any of the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended. The following description of the Plan provides only general information. Participants in the Plan (“Plan Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions.
Participation
Eligible Employees of the Company may participate in the Plan upon meeting certain citizenship or residency requirements if they are not employed in their own country of tax residency and are not contributing to, or receiving benefits from, any other employer-sponsored savings plan. Eligible Employees may elect to participate in the employee savings feature of the Plan immediately following employment with the Company.
Eligible Employees participate in the discretionary contribution feature of the Plan after completing at least 90 days of continuous full-time employment if they are employed at calendar year-end or reach the normal retirement age during the calendar year. All contributions are at the discretion of the Board of Directors as disclosed below.
Contributions
Plan Participants may elect to make contributions to the Plan through salary and cash incentive award deferrals (“Savings Contributions”), which may or may not qualify for tax deferral based on each Plan Participant’s local tax requirements. Under the Plan, Savings Contributions are limited to 50% of the participant’s compensation. Plan Participants may elect to increase, decrease or suspend their Savings Contributions within certain limits, as defined in the Plan.
At the discretion of its Board of Directors, the Company may make contributions to the Plan (“Matching Contributions”) in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. The Company made Matching Contributions to active participant Eligible Employee accounts as follows:

	Matching Percentage
	2014	2013	2012
First 5% of eligible compensation	100%	100%	100%
Total Matching Contributions for the years ended December 31, 2014, 2013 and 2012 were $5,311,288, $3,979,343 and $2,734,892, respectively, and are included in employer contributions in the statements of changes in net assets available for benefits.
During 2014, the Company amended the existing profit sharing plan. The amended plan provides for a fixed contribution of 5% of each Plan Participant's base salary during the plan year, at the discretion of the Board of Directors, even if financial targets are not achieved ("5% Contributions"). The 5% Contributions totaled $6,130,671 during the year ended December 31, 2014. Profit sharing contributions under the previous plan were 10% of each Plan Participant's base salary during the plan year, at the discretion of the Board of Directors, and totaled $13,591,764 and $6,223,874 for the years ended December 31, 2013 and 2012, respectively. These contributions, along with the 5% Contributions, collectively referred to as ("Annual Contributions"), were included in employer contributions in the statements of changes in net assets available for benefits.
Plan Administration
Effective March 18, 2014, assets in the Plan were held in trust by Butterfield Trust (Cayman) Limited as trustee on behalf of, and for the benefit of, Plan Participants. The Board of Directors selected the trustee upon the recommendation of Company management. Previously, our assets in the Plan were held in trust by Citco Trustees (Cayman) Limited.
The trustee has the authority to manage or dispose of Plan assets as if it were the beneficial owner thereof. However, the trustee and the Company have delegated the management of day-to-day investment elections and administration of the Plan to

Global Group Services Incorporated, the administrator, and UBS Financial Services, Inc., the custodian. Global Group Services Incorporated performs all recordkeeping services.
Vesting
A Plan Participant’s Matching Contribution account balance and Annual Contribution account balance become vested and nonforfeitable upon the completion of years of service with the Company, as follows:

Completed years of service	Vested percentage
Less than one year	—%
One year	33%
Two years	67%
Three or more years	100%
A Plan Participant may also become fully vested in his or her Matching Contribution account balance and Annual Contribution account balance upon certain events, including death or disability, attaining the age of 65 or a full termination of the Plan. A Plan Participant’s Savings Contribution account balance is fully vested at all times.
The unvested portion of Matching Contribution account balances and Annual Contribution account balances of terminated Plan Participants are forfeited to the Plan and may be used to pay certain administrative expenses of the Plan or to reduce the amount of future employer contributions. The Plan held forfeiture balances totaling $855,763 and $478,921 included in net assets available for benefits as of December 31, 2014 and 2013, respectively. The Plan did not use its forfeiture balance to pay for certain administrative expenses or reduce any portion of the Company’s Matching or Annual Contributions during the years ended December 31, 2014 and 2013.
Distributions
Distributions of a Plan Participant’s Savings Contribution account and the vested portion of a participant’s Matching Contribution and Annual Contribution accounts generally are made within 60 days of an employee request due to termination of employment. As of December 31, 2014, all Plan Participants who had elected to withdraw from the Plan had been paid. As of December 31, 2013, there was $43,455 allocated to accounts of Plan Participants who had elected to withdraw from the Plan but had not yet been paid.
Hardship Withdrawals
Should a Plan Participant experience a hardship, he or she may elect to withdraw all or part of his or her vested account balance from the Plan. All cases of hardship must be presented in writing to, and approved by, the Company. The Company may request additional supporting documentation from Plan Participants to substantiate any case of hardship. The Company may, at its discretion, approve all or part of the withdrawal request. Hardship withdrawals are recorded as distributions in the period in which they are paid. Hardship withdrawals totaling $706,330, $235,942 and $26,003 were paid during the years ended December 31, 2014, 2013 and 2012, respectively.
Investments
The Plan allows participants to direct all contributions among a number of different investment funds held by UBS Financial Services, Inc., including Class A Ordinary Shares (the “Ensco Class A Fund”). The Plan limits the portion of a participant’s aggregate account balance that may be invested in the Ensco Class A Fund to 25 percent. The daily value of each investment unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Plan Participant’s account based on the change in unit value for each investment fund in which the participant has an account balance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Method of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.
The Plan’s investments are stated at fair value using quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end and there are no redemption restrictions associated with those investments. Purchases and sales of shares in mutual funds and the Ensco Class A Fund are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date. See “Note 4 - Fair Value Measurements” for additional information on the fair value measurement of the Plan’s net assets.
In the statement of changes in net assets available for benefits, the Plan presents the realized gains and/or losses and the unrealized appreciation (depreciation) on investments, which are calculated based on beginning of the year market values of investments to the date of sale and the purchase price, if purchased during the year, to the end of the year market value.
Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor, Ensco, to make estimates and assumptions that affect the reported amounts of assets and liabilities and related changes in net assets available for benefits, as well as disclosures of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.
Distributions
Distributions of benefits to Plan Participants are recorded when paid.
3. PLAN INVESTMENTS
As of December 31, 2014 and 2013, the Plan’s investment options that were greater than 5% of total net assets included the following:
Ensco Class A Fund: This fund is invested in Ensco Class A ordinary shares. As of December 31, 2014 and 2013, the fund had 911 and 1,345 participants, respectively.
Invesco AIM US Dollar Liquidity Portfolio: This money market fund seeks to provide investors with a high level of current income, while preserving capital and maintaining liquidity by investing in a portfolio of high quality US dollar denominated short-term money market instruments. As of December 31, 2014 and 2013, the fund had 1,357 and 1,877 participants, respectively.
Janus Flexible Income: This fund seeks total return from current income and capital appreciation by investing in a wide range of income-producing securities, primarily in the U.S. The fund was a new investment option during 2014 and had 675 participants as of December 31, 2014.
Templeton Global Bond Fund: This mutual fund seeks to provide investors a maximum total return, consisting of a combination of interest income, capital appreciation and currency gains by investing in a portfolio of fixed income securities worldwide. As of December 31, 2014 and 2013, the fund had 697 and 955 participants, respectively.
Vanguard US 500 Stock Index: This fund seeks to track the performance of the Standard & Poor's 500 Index, a widely recognized benchmark of US stock market performance that is dominated by the stocks of large US companies. This fund was a new investment option during 2014 and had 915 participants as of December 31, 2014.
MFS Meridian Global Total Return Fund: This mutual fund seeks to provide investors total return by investing in a portfolio of large-cap equity securities and investment grade government bonds. The fund had 485 and 632 participants as of December 31, 2014 and 2013, respectively.
MFS Meridian Global Equity Fund: This mutual fund seeks to provide investors capital appreciation by investing in a portfolio of equity securities of global issuers. As of December 31, 2014, the fund is no longer an investment option. As of December 31, 2013, the fund represented greater than 5% of total net assets available for benefits under the Plan and had 1,023 participants.
Pioneer Funds-North American Basic Value: This mutual fund seeks to provide investors capital appreciation over the medium to long-term by investing in a portfolio of equities and equity-linked instruments issued by companies that have their registered office in North America or that exercise the preponderant part of their economic activity in North America. As of

December 31, 2014, the fund is no longer an investment option. As of December 31, 2013, the fund represented greater than 5% of total net assets available for benefits under the Plan and had 815 participants.
Old Mutual Total Return USD Bond Fund: This mutual fund seeks to provide investors both current income and capital appreciation by investing in a portfolio of intermediate-term investment grade securities. As of December 31, 2014, the fund is no longer an investment option. As of December 31, 2013, the fund represented greater than 5% of total net assets available for benefits under the Plan and had 953 participants.
During 2014, 2013 and 2012, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2014	2013	2012
Proceeds	$33,054,530	$3,029,010	$1,937,421
Aggregate cost	30,950,930	2,614,950	1,686,533
Realized gains	2,103,600	414,060	250,888
Unrealized appreciation/(depreciation)	(4,667,356)	1,331,320	909,019
Net appreciation/(depreciation) in fair value of investments	$(2,563,756)	$1,745,380	$1,159,907
4. FAIR VALUE MEASUREMENTS
Certain provisions of FASB ASC 820-10 establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1”) and the lowest priority to unobservable inputs (“Level 3”). Level 2 measurements are inputs that are observable for assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1. The following fair value hierarchy table categorizes information regarding the Plan’s net assets measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2014
Other investments	$46,688,175	$—	$—	$46,688,175
Ensco Class A Fund	3,346,403	—	—	3,346,403
Total investments	$50,034,578	$—	$—	$50,034,578
As of December 31, 2013
Other investments	$29,389,167	$—	$—	$29,389,167
Ensco Class A Fund	4,400,973	—	—	4,400,973
Total investments	$33,790,140	$—	$—	$33,790,140
5. ADMINISTRATIVE FEES
The Plan has no employees. All administrative expenses of the Plan have been paid by the Company. Fees paid by the participants and the Plan for investment management and other related services amounted to $290, $275 and $375 for the years ended December 31, 2014, 2013 and 2012, respectively.
6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, Plan Participants will become 100% vested in their accounts.
7. TAX STATUS
The Plan is not qualified under Section 401(a) of the United States Internal Revenue Code of 1986, as amended.
In consideration that Plan Participants are not U.S. citizens, permanent residents or otherwise U.S. tax residents at any time they are participating, Plan Participants will not be directly subject to U.S. federal income tax on any dividends paid on stock of a U.S. corporation.  However, the Cayman Islands trust that holds the Plan’s assets will be subject to U.S. federal income tax on such dividends at a rate of 30%, withheld at source. The trust will not be entitled to any lower tax treaty rates even if a Plan Participant would have been eligible for such lower treaty rates if he or she held the stock directly. Depending on a Plan Participant’s country of residence, he or she may be entitled to a credit against his or her local income tax (if applicable) for the U.S. federal income tax on dividends received by the trust.
Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the relevant tax authority. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2009.
8. PARTY-IN-INTEREST TRANSACTIONS
Class A ordinary shares of the Company held by the Plan in the Ensco Class A Fund as an investment qualify as party-in-interest transactions. As of December 31, 2014 and 2013, the Plan’s investment in the Ensco Class A Fund was based on the closing price on such dates of $29.95 per share and $57.18 per share, respectively.  Like any investment in publicly traded securities, the Company’s Class A shares are subject to price changes.  The high and low prices for the Company’s Class A Fund shares were $57.45 and $25.88 for 2014 and $65.82 and $51.01 for 2013.  The Company’s Class A shares totaled approximately 6% and 9% of the Plan’s net assets as of December 31, 2014 and 2013, respectively.
9. RISKS AND UNCERTAINTIES
The Plan invests in various investment options that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of the investments will occur in the near term and that such changes could materially affect Plan Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Information
Schedule I
ENSCO MULTINATIONAL SAVINGS PLAN
SCHEDULE I - INVESTMENTS
AS OF DECEMBER 31, 2014

Description	Number of shares/units	Market Value	Percentage of Net Assets
Invesco AIM US Dollar Liquidity Portfolio	16,979,357	$16,979,357	28.9%
Vanguard US 500 Stock Index	408,925	9,003,010	15.3%
Templeton Global Bond Fund	133,397	3,872,517	6.6%
Janus Flexible Income	176,106	3,548,541	6.0%
MFS Meridian Global Total Return Fund	96,282	2,784,482	4.7%
Morgan Stanley Global Property Fund A	79,302	2,242,647	3.8%
Vanguard Emerging Markets Stock Index	10,234	1,599,038	2.7%
Franklin Templeton Global Growth and Value	60,789	1,519,732	2.6%
Pioneer Funds Global Select	15,452	1,510,559	2.6%
Vanguard MSCI World Small Cap Index	8,176	1,509,635	2.6%
Vanguard Global Stock Index	70,848	1,498,522	2.6%
Vanguard European Stock Index Fund	13,777	269,722	0.5%
Fidelity AW Pacific	6,420	125,327	0.2%
Pioneer Funds US Dollar Short Term	15,385	100,157	0.2%
Nuveen Global Infrastructure	2,707	73,781	0.1%
UBS Commodity	813	51,148	0.1%
Employer securities:
*Ensco Class A Fund	111,733	3,346,403	5.7%
Total Investments		$50,034,578

* Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ensco Multinational Savings Plan

Date:	March 26, 2015	/s/ ROBERT W. EDWARDS, III
By: Robert W. Edwards, III
Controller of Ensco plc

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm